FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Commonwealth Bank of Australia
ABN 48 123 123 124
(Registrant’s Name)
Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Documents Furnished by the Registrant

Exhibit No.	Description
1.	Commonwealth Bank 2007 Full Year results – Media Release

2.	Commonwealth Bank 2007 Full Year Results – Profit Announcement

3.	Commonwealth Bank 2007 Full Year Results – Media Presentation

4.	Commonwealth Bank 2007 Full Year Results – Analyst Presentation

5.	2007 Full Year Results – ASB Media Release

6.	2007 Full Year Results – ASB Consolidated Performance

Exhibit No.	Description
1.	Commonwealth Bank 2007 Full Year results – Media Release

2.	Commonwealth Bank 2007 Full Year Results – Profit Announcement

3.	Commonwealth Bank 2007 Full Year Results – Media Presentation

4.	Commonwealth Bank 2007 Full Year Results – Analyst Presentation

5.	2007 Full Year Results – ASB Media Release

6.	2007 Full Year Results – ASB Consolidated Performance

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/ John Damien Hatton Name: John Damien Hatton
Title: Company Secretary
Date: 15 August, 2007

INDEX TO EXHIBIT

Exhibit No.	Description
1.	Commonwealth Bank 2007 Full Year results – Media Release

2.	Commonwealth Bank 2007 Full Year Results – Profit Announcement

3.	Commonwealth Bank 2007 Full Year Results – Media Presentation

4.	Commonwealth Bank 2007 Full Year Results – Analyst Presentation

5.	2007 Full Year Results – ASB Media Release

6.	2007 Full Year Results – ASB Consolidated Performance